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EXHIBIT 4

                           [LETTERHEAD of ADORNO & YOSS]

CONFIDENTIAL

                                August ____, 2002

George R. Richards
424 St. Andrews Road
Beech Mountain, N.C. 28604

                  Re:      Proposed Purchase of Shares

Dear Mr. Richards:

         On behalf of our clients, Richard Levy, Harry Levy, Mark Levy, and the other reporting persons listed in Amendment No 3 to Schedule 13D filed on June 27, 2002 (collectively, the "Levy Family"), we are pleased to submit to you, as Chairman of the Special Committee of the Board of Directors of Oriole Homes Corporation (the "Company") an amended proposal whereby the Levy Family would acquire all of the outstanding Class A and Class B common stock of the Company which is not beneficially owned by the Levy Family.

         The terms of the amended proposal are embodied in the form of the Agreement and Plan of Merger (the "Merger Agreement") enclosed herewith, including a merger consideration, payable in cash, of $4.90 per share.

         We also enclose herewith an agreement and undertaking of Andrew J. McLaughlin, Jr., Thomas L. Kempner, Irwin D. Rowe, Andrew J. McLaughlin, Jr. as Trustees for Loeb Rhodes Hornblower Profit Sharing Trading for Account of Andrew
J. McLaughlin, Jr., Robert Grubin, Gideon J. King, Loeb Arbitrage Management, Inc., Loeb Arbitrage Fund and Loeb Partners Corporation (collectively, the "Loeb Group") to support the merger described in the Merger Agreement in the form enclosed herewith and the form of Support and Exchange Agreement that such shareholders have agreed to duly and timely execute and deliver upon execution and delivery of the Merger Agreement by the parties thereto. You will note that the Loeb Group controls in excess of 40% of the aggregate number of Class A and Class B common stock not otherwise controlled by our clients.


         This proposal is contingent upon:

         . the issuance and delivery, on or before August 16, 2002, to the Special Committee and the Board of Directors of the Company of a favorable fairness opinion of vFinance, Inc., in form and content acceptable to the Levy Family (and ultimately accepted by the appropriate regulatory authorities);

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         .    a vote of the Special Committee and the Board of Directors of the
              Company on or before August 16, 2002 approving the Merger Agreement and recommending that the shareholders of the Company vote in favor of the transaction at a meeting called for that purpose; and

         . the execution and delivery of the Merger Agreement by the Company on or before August 16, 2002.

         The closing of the Merger Agreement is subject to a number of conditions and contingencies set forth therein, including among others, third party financing, no undue regulatory delays, and the approval by the Company's shareholders.

                                                 Sincerely,



                                                 Dennis J. Olle

cc:  Leslie J. Croland, Esq.
     Serge G. Martin, Esq.
     Harry "Hap" Levy
     Richard Levy
     Maurice E. Levenson
     Paul R. Lehrer